Exhibit 99

PRESS RELEASE

ROSTELECOM’S BOARD OF DIRECTORS APPROVED THE LISTS OF CANDIDATES TO THE
BOARD OF DIRECTORS AND THE AUDIT COMMISSION

Moscow — March 11, 2009: Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia’s national telecommunications operator, today announced the lists of candidates to the Board of Directors and the Audit Commission of the Company.

Rostelecom’s Board of Directors approved the list of candidates to the Board of Directors as follows:

1.                           Yevgeny Yurchenko, General Director of Svyazinvest;

2.                           Mikhail Leshchenko, Adviser to Minister of Communications and Mass Media of Russia;

3.                           Alexey Lokotov, Deputy General Director of Svyazinvest;

4.                           Yelena Umnova, Deputy General Director of Svyazinvest;

5.                           Anton Hozyainov, Adviser to General Director of MTs NTT;

6.                           Alexander Provotorov, First Deputy General Director of Svyazinvest;

7.                           Viktor Savchenko, Deputy General Director of Svyazinvest;

8.                           Sergei Kuznetsov, Member of Independent Directors’ National Register of the Russian Union of Industrialists and Entrepreneurs;

9.                           Vladimir Bondarik, Adviser to Minister of Communications and Mass Media of Russia;

10.                     Maxim Tsyganov, General Director of CIT Finance Investment Bank;

11.                     Konstantin Malofeev, Managing Partner of MarCap Advisors Limited;

12.                     Marlen Manasov, Member of the Board of Directors of UBS Bank;

13.                     Ivan Rodionov, Professor of State University Higher School of Economics.

According to Rostelecom’s Charter the Board of Directors consists of 11 members.

Rostelecom’s Board of Directors also decided to include the following persons into the list of candidates to the Audit Commission of the Company:

1.                           Lyudmila Arzhannikova, Deputy Head of Division of Strategic Development Department of Svyazinvest;

2.                           Bogdan Golubitsky, Deputy Director of Economics and Finance Department;

3.                           Svetlana Bocharova, Head of Division of Accounting, Tax and Statistics Department of Svyazinvest;

4.                           Mikhail Batmanov, Head of Division of Corporate Governance and Legal Department of Svyazinvest;

5.                           Olga Koroleva, Chief Accountant of Svyazinvest.

According to Rostelecom’s Charter the Audit Commission consists of 5 members.

New members of the Board of Directors and Audit Commission will be elected at the Annual General Shareholders’ Meeting of the Company upon the results of the year 2008.

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Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

Those forward-looking statements include, but are not limited to:

•                  Management’s assessment of the Company’s future operating and financial results as well as forecasts of the present value of future cash flows and related factors;

•                  the Company’s anticipated capital expenditures and plans to construct and modernize its network;

•                  the Company’s expectations as to the growth in demand for its services, plans relating to the expansion of the range of its services and their pricing;

•                  the Company’s plans with respect to improving its corporate governance practices;

•                  the Company’s expectations as to its position in the telecommunications market and the development of the market segments within which the Company operates;

•                  economic outlook and industry trends;

•                  the Company’s expectations as to the regulation of the Russian telecommunications industry and assessment of impact of regulatory initiatives on the Company’s activity;

•                  other statements regarding matters that are not historical facts.

Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include:

•                  risks relating to changes in political, economic and social conditions in Russia as well as changes in global economic conditions;

•                  risks relating to Russian legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the Russian telecommunications industry, securities industry as well as currency and exchange controls relating to Russian entities and their official interpretation by regulatory bodies;

•                  risks relating to the Company, including the achievement of the anticipated results, levels of profitability and growth, ability to create and meet demand for the Company’s services including their promotions, and the ability of the Company to remain competitive in a liberalized telecommunications market;

•                  technological risks associated with the functioning and development of the telecommunications infrastructure, technological innovations as well as the convergence of technologies;

•                  other risks and uncertainties. For a more detailed discussion of these and other factors, see the Company’s Annual Report on Form 20-F for its most recently completed fiscal year and the Company’s other public filings with The U.S. Securities and Exchange Commission.

Many of these factors are beyond the Company’s ability to control or predict. Given these and other uncertainties, readers are cautioned not to place undue reliance on any of the forward-looking statements contained herein or otherwise. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements (which are made as of the date hereof) to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required under applicable laws.

For further details please contact

Rostelecom PR & IR Department
Tel.:	+ 7 499 973 9920
Fax:	+ 7 499 972 8222
e-mail:	rostelecom@rostelecom.ru